Exhibit 99.11
Standalone

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March 2009, the Profit and Loss Account of the Company for the quarter and year ended on that date and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by the Companies (Accounting Standards) Rules, 2006, to the extent applicable; and
(e)

in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2009;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2009

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	March 31, 2009	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	17,523	13,204
		17,809	13,490
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		5,986	4,508
Less: Accumulated depreciation		2,187	1,837
Net book value		3,799	2,671
Add: Capital work-in-progress		615	1,260
		4,414	3,931
INVESTMENTS	4	1,005	964
DEFERRED TAX ASSETS, NET	5	102	99
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,390	3,093
Cash and bank balances	7	9,039	6,429
Loans and advances	8	3,164	2,705
		15,593	12,227
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,507	1,334
Provisions	10	1,798	2,397
NET CURRENT ASSETS		12,288	8,496
		17,809	13,490
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
The schedules referred to above are an integral part of the balance sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2009	Company Secretary

in Rs. crore
Profit and Loss Account for the	Schedule	Quarter ended March 31,		Year ended March 31,
		2009	2008	2009	2008
Income from software services and products		5,253	4,235	20,264	15,648
Software development expenses	11	2,869	2,372	11,145	8,876
GROSS PROFIT		2,384	1,863	9,119	6,772
Selling and marketing expenses	12	221	189	933	730
General and administration expenses	13	335	289	1,280	1,079
		556	478	2,213	1,809
OPERATING PROFIT BEFORE DEPRECIATION		1,828	1,385	6,906	4,963
Depreciation and amortisation		209	142	694	546
OPERATING PROFIT BEFORE TAX		1,619	1,243	6,212	4,417

Other income, net	14	248	133	502	683
NET PROFIT BEFORE TAX		1,867	1,376	6,714	5,100
Provision for taxation (refer to note 23.2.12)	15	298	194	895	630
NET PROFIT AFTER TAX		1,569	1,182	5,819	4,470
Balance Brought Forward		10,222	7,731	6,642	4,844
Less: Residual dividend paid		–	–	1	–
Dividend tax on the above		–	–	–	–
		10,222	7,731	6,641	4,844
AMOUNT AVAILABLE FOR APPROPRIATION		11,791	8,913	12,460	9,314
Dividend
Interim		–	–	572	343
Final		773	415	773	415
Special dividend		–	1,144	–	1,144
Total dividend		773	1,559	1,345	1,902
Dividend tax		131	265	228	323
Amount transferred to general reserve		582	447	582	447
Balance in profit and loss account		10,305	6,642	10,305	6,642
		11,791	8,913	12,460	9,314
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		27.38	20.66	101.65	78.24
Diluted		27.35	20.60	101.48	77.98
Number of shares used in computing earnings per share
Basic		57,27,46,241	57,18,27,067	57,24,90,211	57,13,98,340
Diluted		57,33,87,566	57,33,04,655	57,34,63,181	57,33,06,887
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* Refer to note 23.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2009	Company Secretary

in Rs. crore
Cash Flow Statement for the	Schedule	Year ended March 31,
		2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		6,714	5,100
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		–	–
Depreciation and amortisation		694	546
Interest and dividend income		(838)	(654)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(73)	(18)
Changes in current assets and liabilities
Sundry debtors		(297)	(801)
Loans and advances	16	(512)	(186)
Current liabilities and provisions	17	304	312
Income taxes paid	18	(840)	(483)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,152	3,816
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(1,177)	(1,370)
Investments in subsidiaries		(41)	(127)
Investments in securities	20	–	–
Interest and dividend received	21	1,023	519
NET CASH USED IN INVESTING ACTIVITIES		(195)	(978)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		64	58
Dividends paid during the period including residual dividend		(2,132)	(714)
Dividend tax paid during the period		(362)	(121)
NET CASH USED IN FINANCING ACTIVITIES		(2,430)	(777)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		73	18
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		2,600	2,079
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		7,689	5,610
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	10,289	7,689
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
The schedules referred to above are an integral part of the cash flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 15, 2009	Company Secretary

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		March 31, 2009	March 31, 2008
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,28,30,043 (57,19,95,758) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.11
	* Also refer to note 23.2.20 for details of basic and diluted shares

2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - Opening balance	2,851	2,768
	Add: Receipts on exercise of employee stock options	64	58
	Income tax benefit arising from exercise of stock options	10	25
		2,925	2,851
	General reserve - Opening balance	3,705	3,258
	Add: Transferred from Profit and Loss Account	582	447
		4,287	3,705
	Balance in Profit and Loss Account	10,305	6,642
		17,523	13,204

in Rs. crore except as otherwise stated
Schedules to the Balance Sheet
3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at April 1, 2008	Additions for the year	Deductions/ Retirement during the year	As at March 31, 2009	As at April 1, 2008	For the year	Deductions/ Retirement during the year	As at March 31, 2009	As at March 31, 2009	As at March 31, 2008
	Land : free-hold	131	41	–	172	–	–	–	–	172	131
	leasehold	98	3	–	101	–	–	–	–	101	98
	Buildings*	1,953	910	–	2,863	377	155	–	532	2,331	1,576
	Plant and machinery *#	823	370	93	1,100	397	183	93	487	613	426
	Computer equipment *#	961	273	158	1,076	760	231	158	833	243	201
	Furniture and fixtures *#	539	212	93	658	302	112	93	321	337	237
	Vehicles	3	1	–	4	1	1	–	2	2	2
	Intangible Asset	–	12	–	12	–	12	–	12	–	–
		4,508	1,822	344	5,986	1,837	694	344	2,187	3,799	2,671
	Previous year	3,889	1,067	448	4,508	1,739	546	448	1,837	2,671
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 23.2.6 for details
# During the year ended March 31, 2009 and March 31, 2008, certain assets which were old and not in use having a gross book value of Rs.344 crore and Rs.448 Crore respectively (net book value Nil) were retired

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Schedules to the Balance Sheet as at		March 31, 2009	March 31, 2008
4	INVESTMENTS*
	Trade (unquoted) – at cost
	Long- term investments
	Other investments	11	11
	Less: Provision for investments	11	11
		-	-
	Non-trade (unquoted)
	Long- term investments– at cost
	Subsidiaries
	Infosys BPO Limited**
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	65	46
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	4,50,00,000 (4,00,00,000) common stock of US $1.00 par value, fully paid	193	171
	Infosys Technologies, S. De R.L. De C.V., Mexico	22	22
		1,005	964

	Aggregate amount of unquoted investments	1,005	964
	* Refer to note 23.2.16 for details of investments
	** Investments include 16,04,867 (17,37,092) options of Infosys BPO
5	DEFERRED TAX ASSETS / (LIABILITIES)
	Fixed assets	118	85
	Sundry debtors	8	7
	Other assets	13	7
	Less: Deferred Tax Liability for branch profit tax	(37)	–
		102	99
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	39	20
	Other debts
	Unsecured
	considered good**	3,390	3,093
	considered doubtful	66	20
		3,495	3,133
	Less: Provision for doubtful debts	105	40
		3,390	3,093
	* Includes dues from companies where directors are interested	8	2
	** Includes dues from subsidiaries (refer to note 23.2.7)	5	8
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks in Indian Rupees**
	In current accounts *	101	243
	In deposit accounts	8,234	5,772
	Balances with non-scheduled banks in foreign currencies **
	In current accounts	704	414
		9,039	6,429
	*Includes balance in unclaimed dividend account (refer to note 23.2.25a)	2	2
	**Refer to note 23.2.13 for details of balances in scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	51	32
	Advances
	prepaid expenses	27	27
	for supply of goods and rendering of services	6	10
	advance to gratuity fund trust	–	12
	interest accrued but not due	1	186
	withholding and other taxes receivable	149	13
	others	4	7
		238	287
	Unbilled revenues	738	472
	Advance income taxes	268	215
	MAT credit entitlement (refer to note 23.2.12)	262	169
	Loans and advances to employees
	housing and other loans	43	42
	salary advances	62	64
	Electricity and other deposits	37	24
	Rental deposits	13	11
	Deposits with financial institution and body corporate (refer to note 23.2.14)	1,503	1,421
		3,164	2,705
	Unsecured, considered doubtful
	Loans and advances to employees	2	1
		3,166	2,706
	Less: Provision for doubtful loans and advances to employees	2	1
		3,164	2,705
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	35	36
	accrued salaries and benefits
	salaries	38	46
	bonus and incentives	345	329
	for other liabilities
	provision for expenses	381	239
	retention monies	53	52
	withholding and other taxes payable	206	206
	Mark to Market loss on forward and options contracts	98	116
	Gratuity obligation - unamortised amount relating to plan amendment	29	33
	Others	3	3
		1,188	1,060
	Advances received from clients	5	4
	Unearned revenue	312	268
	Unclaimed dividend	2	2
		1,507	1,334
	*Includes dues to subsidiaries (refer to note 23.2.7)	21	7
10	PROVISIONS
	Proposed dividend	773	1,559
	Provision for
	tax on dividend	131	265
	income taxes *	575	381
	unavailed leave	244	149
	post-sales client support and warranties**	75	43
		1,798	2,397
	* Refer to note 23.2.12
	** Refer to note 23.2.21

in Rs. crore
Schedules to Profit and Loss Account for the		Quarter ended March 31,		Year ended March 31,
		2009	2008	2009	2008
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,254	1,818	8,583	6,805
	Overseas group health insurance	34	35	140	42
	Contribution to provident and other funds	52	45	212	170
	Staff welfare	9	14	60	49
	Technical sub-contractors - subsidiaries	218	198	861	773
	Technical sub-contractors - others	71	35	305	202
	Overseas travel expenses	87	77	390	298
	Visa charges and others	15	29	116	133
	Software packages
	for own use	66	59	274	213
	for service delivery to clients	14	3	41	25
	Communication expenses	15	15	56	55
	Computer maintenance	5	9	23	24
	Consumables	5	3	20	18
	Rent	6	6	25	23
	Provision for post-sales client support and warranties	18	26	39	46
		2,869	2,372	11,145	8,876
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	178	136	675	503
	Overseas group health insurance	1	1	5	1
	Contribution to provident and other funds	–	1	2	2
	Staff welfare	–	1	4	3
	Overseas travel expenses	14	20	90	83
	Visa charges and others	–	1	2	3
	Traveling and conveyance	1	1	3	3
	Commission and earnout charges	5	4	21	14
	Brand building	7	14	62	55
	Professional charges	4	1	21	18
	Rent	3	3	13	12
	Marketing expenses	2	2	15	15
	Telephone charges	4	2	14	8
	Communication expenses	1	1	2	2
	Printing and stationery	–	–	1	1
	Advertisements	1	–	2	4
	Sales promotion expenses	–	1	1	3
		221	189	933	730
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	78	61	275	223
	Overseas group health insurance	–	–	–	(2)
	Contribution to provident and other funds	3	3	13	12
	Professional charges	47	52	207	167
	Telephone charges	33	30	139	117
	Power and fuel	28	27	125	106
	Traveling and conveyance	14	23	79	92
	Overseas travel expenses	3	4	13	14
	Visa charges and others	1	1	3	1
	Office maintenance	38	34	138	120
	Guest house maintenance*	2	–	5	2
	Insurance charges	5	5	18	20
	Printing and stationery	1	3	9	13
	Donations	2	5	21	20
	Rent	7	4	22	15
	Advertisements	1	1	4	6
	Repairs to building	9	8	31	22
	Repairs to plant and machinery	5	5	21	18
	Rates and taxes	8	8	29	34
	Professional membership and seminar participation fees	2	2	9	9
	Postage and courier	2	2	8	9
	Books and periodicals	1	1	3	4
	Provision for bad and doubtful debts	22	6	74	42
	Provision for doubtful loans and advances	1	–	1	–
	Commission to non-whole time directors	2	1	6	4
	Freight charges	–	–	1	1
	Bank charges and commission	1	–	2	1
	Research grants	16	1	19	5
	Auditor's remuneration
	statutory audit fees	1	1	1	1
	certification charges	–	–	–	–
	others	–	–	–	–
	out of pocket expenses	–	–	–	–
	Miscellaneous expenses	2	1	4	3
		335	289	1,280	1,079
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	250	174	836	650
	Dividend received on Investment in liquid mutual funds (non-trade unquoted)	2	–	2	4
	Miscellaneous income, net**	5	6	36	24
	Gains / (losses) on foreign currency	(9)	(47)	(372)	5
		248	133	502	683
	*includes tax deducted at source	50	20	179	86
	**refer to note 23.2.6, note 23.2.15 and note 23.2.24
15	PROVISION FOR TAXATION
	Income taxes*	265	308	991	819
	MAT credit entitlement	18	(112)	(93)	(169)
	Deferred taxes	15	(2)	(3)	(20)
		298	194	895	630
	*Refer to note 23.2.12

in Rs. crore
Schedules to Cash Flow Statements for the		Year ended March 31,
		2009	2008
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet*	3,164	2,705
	Add: Gratuity obligation - unamortised amount relating to plan amendment (refer to Note 23.2.22)	(29)	(33)
	Less: Deposits with financial institutions included in cash and cash equivalents**	(1,250)	(1,260)
	Interest accrued but not due	(1)	(186)
	MAT credit entitlement	(262)	(169)
	Advance income taxes separately considered	(268)	(215)
		1,354	842
	Less: Opening balance considered	(842)	(656)
		512	186
	* includes loans to subsidiary and net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs. 253 crore (Rs.161 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS

	As per the balance sheet	3,305	3,731
	Add/ (Less): Unclaimed dividend	(2)	(2)
	Gratuity obligation - unamortised amount relating to plan amendment	(29)	(33)
	Provisions separately considered in the cash flow statement
	Income taxes	(575)	(381)
	Dividends	(773)	(1,559)
	Dividend Taxes	(131)	(265)
		1,795	1,491
	Less: Opening balance considered	(1,491)	(1,179)
		304	312
18	INCOME TAXES PAID
	Charge as per the profit and loss account	895	630
	Add/(Less): Increase/(Decrease) in advance income taxes	53	(137)
	Increase/(Decrease) in deferred taxes	3	20
	Increase/(Decrease) in MAT credit entitlement	93	169
	Income tax benefit arising from exercise of stock options	(10)	(25)
	(Increase)/Decrease in income tax provision	(194)	(174)
		840	483
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet	1,822	1,067
	Less: Opening Capital work-in-progress	(1,260)	(957)
	Add: Closing Capital work-in-progress	615	1,260
		1,177	1,370
20	INVESTMENTS IN SECURITIES *
	As per the balance sheet	1,005	964
	Less: Investment in subsidiaries	(41)	(125)
	Opening balance considered	(964)	(839)
		–	–
	* Refer to note 23.2.16 for investment and redemptions
21	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	186	51
	Add: Interest and dividend income	838	654
	Less: Interest accrued but not due closing balance	(1)	(186)
		1,023	519
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the balance sheet	9,039	6,429
	Add: Deposits with financial institutions (excluding interest accrued but not due)**	1,250	1,260
		10,289	7,689
** Excludes restricted deposits held with LIC of Rs. 253 crore (Rs.161 crore) for funding leave liability (refer to note 23.2.25b)

Schedules to the Financial Statements for the quarter and year ended March 31, 2009

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc. ("Infosys Consulting"), Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") and Infosys Technologies (Sweden) AB. ("Infosys Sweden") is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1 Significant accounting policies

23.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognised wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use i.e. the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its profit and loss account.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

23.1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a Post-sales client support and warranties

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged.

Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7 Retirement benefits to employees

23.1.7.a Gratuity

In accordance with the Payment of Gratuity Act, 1972, the company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The company recognizes the net obligation of the gratuity plan in the balance sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, “Employee Benefits”. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the profit and loss account in the period in which they arise.

23.1.7.b Superannuation

Certain employees of Infosys are also participants in the superannuation plan (the Plan) which is a defined contribution plan. Until March 2005, the company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust (the Superannuation Trust). The company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably .

23.1.9. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the company and the company does not use those for trading or speculation purposes.

Effective April 1, 2008, the company adopted AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account. Currently the hedges undertaken by the company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the profit and loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the balance sheet if there is convincing evidence that the company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, other than those relating to unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to profit and loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature , any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the company are segregated.

23.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on certain specific expenses

in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Salaries and bonus including overseas staff expenses*	2,510	2,015	9,533	7,531
Contribution to provident and other funds	55	49	227	184
Staff welfare
Staff welfare	9	15	64	52
Overseas group health insurance#	35	36	145	41
Overseas travel expenses	104	101	493	395
Visa charges and others	16	31	121	137
Traveling and conveyance	15	24	82	95
Technical sub-contractors - subsidiaries	218	198	861	773
Technical sub-contractors - others	71	35	305	202
Software packages
For own use	66	59	274	213
For service delivery to clients	14	3	41	25
Professional charges	51	53	228	185
Telephone charges	37	32	153	125
Communication expenses	16	16	58	57
Power and fuel	28	27	125	106
Office maintenance	38	34	138	120
Guest house maintenance**	2	–	5	2
Commission and earnout charges	5	4	21	14
Brand building	7	14	62	55
Rent	16	13	60	50
Insurance charges	5	5	18	20
Computer maintenance	5	9	23	24
Printing and stationery	1	3	10	14
Consumables	5	3	20	18
Donations	2	5	21	20
Advertisements	2	1	6	10
Marketing expenses	2	2	15	15
Repairs to building	9	8	31	22
Repairs to plant and machinery	5	5	21	18
Rates and taxes	8	8	29	34
Professional membership and seminar participation fees	2	2	9	9
Postage and courier	2	2	8	9
Provision for post-sales client support and warranties	18	26	39	46
Books and periodicals	1	1	3	4
Provision for bad and doubtful debts	22	6	74	42
Provision for doubtful loans and advances	1	–	1	–
Commission to non-whole time directors	2	1	6	4
Sales promotion expenses	–	1	1	3
Freight charges	–	–	1	1
Bank charges and commission	1	–	2	1
Auditor's remuneration
Statutory audit fees	1	1	1	1
Certification charges	–	–	–	–
Others	–	–	–	–
Out-of-pocket expenses	–	–	–	–
Research grants	16	1	19	5
Miscellaneous expenses	2	1	4	3
	3,425	2,850	13,358	10,685
Fringe Benefit Tax (FBT) in India included in the above	3	5	25	17
* During the year ended March 31, 2008, the company paid an amount of Rs.102 crore to the California Division of Labor Standards Enforcement (DLSE) towards settlement of possible overtime payment to certain employees.
# The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year ended March 31, 2008, the company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.
**for non-training purposes

23.2.2. Capital commitments and contingent liabilities

in Rs. Crore
Particulars	As at
	March 31, 2009		March 31, 2008
Estimated amount of unexecuted capital contracts (net of advances and deposits)		344		600
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		2
Claims against the company, not acknowledged as debts*		3		3
(Net of Amount Rs.200 crore (Rs.101 crore) crore paid to statutory authorities)
	in million	in Rs. Crore	in million	in Rs. Crore
Forward contracts outstanding
In US$	$245	1,243	$521	2,085
In Euro	€ 20	135	€ 10	63
In GBP	£15	109	–	–
Options contracts outstanding
Range barrier options in US $	$113	573	$100	400
Seagull options in US $	$60	304	–	–
Euro Accelerator in Euro	–	–	€ 12	76
Euro Forward extra	–	–	€ 5	32
* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs.197 crore (Rs.98 crore), including interest of Rs.43 crore (Rs.18 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 and fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the company's net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Rs.1,136 crore (Nil as at March 31, 2008).

23.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

 in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Capital goods	56	68	207	296
Software packages	5	1	8	8
	61	69	215	304

23.2.5. Activity in foreign currency

 in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Earnings in foreign currency (on receipts basis)
Income from software services and products	5,106	3,524	19,812	14,468
Interest received from banks & others	5	7	24	22
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	101	97	480	400
Professional charges	35	21	124	74
Technical sub-contractors - subsidiaries	218	198	861	753
Other expenditure incurred overseas for software development	1,761	1,348	6,578	5,257
Net earnings in foreign currency (on receipts and payments basis)	2,996	1,867	11,793	8,006

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Lease rentals recognized during the period	16	13	60	50

in Rs. Crore
Lease obligations	As at
	March 31, 2009	March 31, 2008
Within one year of the balance sheet date	46	28
Due in a period between one year and five years	154	88
Due after five years	30	24
	230	140

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2009 and March 31, 2008 :

In Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	59	17	42
	58	13	45
Plant and machinery	18	12	6
	22	13	9
Computer equipment	1	1	–
	2	2	–
Furniture & fixtures	3	2	1
	10	8	2
Total	81	32	49
	92	36	56

The aggregate depreciation charged on the above during the quarter and year ended March 31, 2009 amounted to Rs.2 crore and Rs.8 crore respectively (Rs.3 crore and Rs.9 crore respectively for the quarter and year ended March 31, 2008).

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer to note 23.2.7). Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	March 31, 2009	March 31, 2008
Within one year of the balance sheet date	–	4
Due in a period between one year and five years	–	–
Due after five years	–	–
	–	4

The rental income from Infosys BPO for the quarter and year ended March 31, 2009 amounted to Rs.4 crore and Rs.16 crore respectively and Rs.5 crore and Rs.18 crore respectively for the quarter and year ended March 31, 2008.

23.2.7. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding, as at
		March 31, 2009	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden*	Sweden	–	–
Infosys BPO s. r. o **	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o **	Poland	99.98%	–
Infosys BPO (Thailand) Limited **	Thailand	99.98%	–
P-Financial Services Holding B.V. Netherlands ***	Netherlands	–	99.98%
Mainstream Software Pty Limited****	Australia	100%	–
* On March 5, 2009 the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB which is yet to be capitalized.
** Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
*** During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited was transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V was liquidated.During the quarter ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1,2008 vide a scheme of amalgamation sanctioned by the court.
**** Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 23.2.6, for the quarter and year ended March 31, 2009 and 2008 are as follows:

 in Rs. Crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Capital transactions:
Financing transactions
Infosys BPO	–	22	–	22
Infosys Mexico	–	–	–	22
Infosys China	19	–	19	–
Infosys Consulting	–	–	22	81
Loans/Advances
Infosys China	–	–	10	10
Revenue transactions:
Purchase of services
Infosys Australia	115	121	471	482
Infosys China	24	15	81	54
Infosys Consulting	69	61	275	231
Infosys BPO	–	–	1	–
Infosys Mexico	10	2	33	3
Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	17	5	32	11
Interest Income
Infosys China	1	–	3	–
Sale of services
Infosys Australia	7	2	10	4
Infosys China	–	–	2	–
Infosys Consulting	–	–	4	1
Infosys BPO (Including subsidiaries)	1	–	1	–
Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	15	12	53	44
Infosys Consulting	1	1	3	2

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2009 and year ended March 31, 2008:

in Rs. Crore
Particulars	As at
	March 31, 2009	March 31, 2008
Loans and advances
Infosys China	51	32
Debtors
Infosys China	–	8
Infosys Australia	4	–
Infosys Mexico	1	–
Creditors
Infosys China	4	7
Infosys Australia	16	–
Infosys BPO (Including subsidiaries)	1	–
Maximum balances of loans and advances
Infosys BPO (Including subsidiaries)	–	2
Infosys Australia	35	31
Infosys China	51	32
Infosys Mexico	4	–
Infosys Consulting	26	16

During the quarter and year ended March 31, 2009, an amount of Rs.5 crore and Rs.20 crore respectively (Rs.5 crore and Rs.20 crore respectively for the quarter and year ended March 31, 2008) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

During the year ended March 31,2009, an amount of Rs 15 crores (Rs. Nil for the year ended March 31,2008) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.8. Transactions with key management personnel

Key Management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2009 and March 31, 2008 have been detailed in Schedule 23.3 since the amounts are less than a crore.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Whole-time directors
Salary	2	2
Contribution to provident and other funds	–	–
Perquisites and incentives	6	4
Total remuneration	8	6
Non-Whole-time directors
Commission	6	4
Sitting fees	–	–
Reimbursement of expenses	1	1
Total remuneration	7	5

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Net profit after tax from ordinary activities	5,819	4,470
Add:
Whole-time directors' remuneration	8	6
Directors' sitting fees	–	–
Commission to non-whole time-directors	6	4
Provision for bad and doubtful debts	74	42
Provision for doubtul loans and advances	1	–
Provision on investments	–	–
Depreciation as per books of accounts	694	546
Provision for taxation	895	630
	7,497	5,698
Less:
Depreciation as envisaged under Section 350 of the Companies Act*	694	546
Profit of a capital nature	–	–
Net profit on which commission is payable	6,803	5,152
Commission payable to non-whole-directors:
Maximum allowed as per the Companies Act, 1956 at 1%	68	52
Maximum approved by the share holders at 1% (0.5%)	68	26
Commission approved by the Board	6	4
* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

During the year ended March 31, 2009 and 2008, Infosys BPO has provided for commission of Rs. 0.12 crore and Rs 0.12 crore to a non-whole-time director of Infosys.

23.2.9. Research and development expenditure

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Capital	–	–	31	–
Revenue	84	47	236	201

23.2.10. Dues to micro and small enterprises

The company has no dues to micro and small enterprises during the quarter and year ended March 31, 2009 and March 31 ,2008 and as at March 31,2009 and March 31, 2008.

23.2.11. Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Options outstanding, beginning of period	11,22,317	19,21,491	15,30,447	20,84,124
Less: exercised	1,14,578	3,37,832	4,55,586	5,00,465
forfeited	90,980	53,212	1,58,102	53,212
Options outstanding, end of period	9,16,759	15,30,447	9,16,759	15,30,447

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Options outstanding, beginning of period	10,09,755	16,45,299	14,94,693	18,97,840
Less: exercised	73,962	1,03,989	3,78,699	2,85,431
forfeited	15,717	46,617	1,95,918	1,17,716
Options outstanding, end of period	9,20,076	14,94,693	9,20,076	14,94,693

The aggregate options considered for dilution are set out in note 23.2.20

Proforma Accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Net Profit:
As Reported	1,569	1,182	5,819	4,470
Less: Stock-based employee compensation expense	2	4	7	13
Adjusted Proforma	1,567	1,178	5,812	4,457
Basic Earnings per share as reported	27.38	20.66	101.65	78.24
Proforma Basic Earnings per share	27.36	20.60	101.52	78.00
Diluted Earnings per share as reported	27.35	20.60	101.48	77.98
Proforma Diluted Earnings per share	27.33	20.55	101.35	77.74

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option's Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter and year ended March 31, 2009, 1,14,578 and 73,962 equity shares, 4,55,586 and 3,78,699 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 1 crore and Rs. 3 crore for the quarter and year ended March 31, 2009 has been paid by the company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

23.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys' operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

Infosys also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 262 crores and Rs 169 crores was carried forward and shown under "Loans and Advances" in the balance sheet as of March 31, 2009 and March 31, 2008 respectively.

The tax provision for the year ended March 31, 2009 includes a net reversal of Rs. 108 crore pertaining to earlier periods, comprising of Rs.323 crore for provisions no longer required which is offset by a charge of Rs. 215 crore due to re-assessment of uncertain tax positions. The tax provision for the year ended March 31, 2008 includes a reversal of Rs. 121 crore relating to liabilities no longer required. Further, the tax provision for the quarter ended March 31,2009 and March 31,2008 include a net reversal of Rs. 15 crore (net) and Rs. 20 crore (net), respectively

23.2.13. Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at
	March 31, 2009	March 31, 2008
In Current accounts
ABN Amro Bank, Taiwan	2	–
Bank of America, USA	574	272
Citibank NA, Australia	33	30
Citibank NA, Singapore	7	–
Citibank NA, Thailand	1	–
Citibank NA, Japan	2	2
Deutsche Bank, Belgium	6	5
Deutsche Bank, France	1	2
Deutsche Bank, Germany	5	5
Deutsche Bank, Netherlands	1	3
Deutsche Bank, Spain	1	2
Deutsche Bank, Zurich, Switzerland	–	1
Deutsche Bank, UK	58	76
HSBC Bank, UK	7	2
Nordbanken, Stockholm, Sweden	–	1
Royal Bank of Canada, Canada	5	12
Svenska Handelsbanken, Sweden	–	1
The Bank of Tokyo - Mitsunhishi UFJ,Ltd.,Japan	1	–
	704	414

Details of balances as on balance sheet dates with scheduled banks:–

in Rs. crore
Balances with scheduled banks in India	As at
	March 31, 2009	March 31, 2008
In Current accounts
Citibank-Unclaimed dividend account	1	1
Deustche Bank	11	39
Deustche Bank-EEFC account in Euro	26	23
Deustche Bank-EEFC account in Swiss Franc	3	10
Deustche Bank-EEFC account in United Kingdom Pound Sterling	–	17
Deustche Bank-EEFC account in US dollar	11	127
ICICI Bank	14	20
ICICI Bank-EEFC account in US dollar	34	5
ICICI bank-Unclaimed dividend account	1	1
	101	243
In Deposit accounts
Andhra Bank	80	–
Axis Bank	–	250
Bank of Baroda	781	500
Bank of India	–	500
Bank of Maharashtra	493	362
Barclays Bank	140	280
Canara Bank	794	115
Corporation Bank	335	440
DBS Bank	25	–
HDFC Bank	–	450
HSBC Bank	258	250
ICICI Bank	510	1,000
IDBI Bank	500	475
ING Vysya Bank	25	–
Punjab National Bank	480	–
State Bank of Hyderabad	200	–
State Bank of India	2,083	1,000
State Bank of Mysore	500	–
Syndicate Bank	500	–
The Bank of Nova Scotia	350	150
Union Bank of India	85	–
Vijaya Bank	95	–
	8,234	5,772
Total cash and bank balances as per balance sheet	9,039	6,429

Details of maximum balances during the period with non-scheduled banks:–

in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
In current accounts
ABN Amro Bank , Taipei, Taiwan	2	2	4	2
Bank of America, Palo Alto, USA	671	559	956	637
Citibank NA, Melbourne, Australia	192	126	192	126
Citibank NA, Singapore	11	–	24	–
Citibank NA, Tokyo, Japan	39	13	45	14
Citibank NA, Thailand	1	–	1	–
Deutsche Bank, Brussels, Belgium	23	27	33	38
Deutsche Bank, Frankfurt, Germany	52	20	52	20
Deutsche Bank, Amsterdam, Netherlands	25	3	41	3
Deutsche Bank, Paris, France	8	5	9	5
Deutsche Bank, Spain	2	2	2	2
Deutsche Bank, Zurich, Switzerland	22	15	36	15
Deutsche Bank, Zurich, Switzerland US dollar	9	–	31	–
Deutsche Bank, UK	183	311	350	311
HSBC Bank PLC, Croydon, UK	7	15	11	32
Morgan Stanley Bank,US	3	9	3	9
Nordbanken, Stockholm, Sweden	1	1	1	1
Royal Bank of Canada, Toronto, Canada	27	17	42	17
Svenska Handels Bank, Stockholm, Sweden	2	2	3	2
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	2	1	6	3

23.2.14. Loans and advances

 “Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore
Particulars	As at
	March 31, 2009	March 31, 2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,250	1,000
GE Capital Services India	–	260
Life Insurance Corporation of India (LIC)	253	161
	1,503	1,421

Maximum balance (Including accrued Interest) held as deposits with financial institutions and body corporate:

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,250	1,031	1,250	1,031
GE Capital Services India	–	312	271	312
Life Insurance Corporation of India	253	161	253	161

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to note 23.2.25.b.)

23.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets during the quarter and year ended March 31, 2009 and 2008 is less than Rs. 1 crore and accordingly disclosed in note 23.3

Depreciation charged to the profit and loss account includes a charge relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Charged during the period	28	8	71	16

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2009.

23.2.16. Details of Investments

Rs. crore
Particulars	As at
	March 31, 2009	March 31, 2008
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
53,85,251 (53,85,251) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each *	9	9
M-Commerce Ventures Pte Ltd, Singapore
563 (563) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock #	–	2
Merasport Technologies Private Limited **
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	–
	11	11
Less: Provision for investment	11	11
	–	–
* During the year ended March 31, 2008 all of the Preferred Stock investments in OnMobile Systems Inc., U.S.A had been converted to Common Stock.
# During the year ended March 31, 2009 investments in M-Commerce Ventures Pte Ltd., Singapore were liquidated.
** During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The Investment was fully provided for during this year based on dimunition other than temporary.

Details of investments in and disposal of securities during the quarter and year ended March 31, 2009 and 2008:

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Investment in securities
Subsidiaries	19	22	41	125
Long-term investments	–	–	2	–
Certificate of deposits	–	–	193	–
Liquid Mutual funds	608	–	608	1,518
	627	22	844	1,643
Redemption / Disposal of Investment in securities
Long-term investments	–	–	–	–
Certificate of deposits*	200	–	200	–
Liquid Mutual funds	608	–	608	1,518
	808	–	808	1,518
Net movement in investments	(181)	22	36	125
* Represents redemption value inclusive of Rs. 7 crore interest

Investment purchased and sold during the year ended March 31, 2009 :
in Rs. crore
Name of the fund	Face Value Rs./-	Units	Cost
Tata Floater Fund - Weekly Dividend Plan	10	151,193,892	153
Kotak Floater Long-term - Weekly Dividend Plan	10	175,574,233	177
Reliance Medium Term Fund - Weekly Dividend Plan	10	32,132,737	55
Birla Sunlife Short-term Fund Institutional Fortnightly Dividend Payout	10	105,880,534	107
ICICI Prudential Floating Rate Plan D - Weekly Dividend	10	115,884,116	116

Certifiate of deposits purchased and sold during the year ended March 31, 2009 :

in Rs. crore
Particulars	Face Value Rs./-	Units	Cost
ICICI Bank	1,00,000	10,000	97
Punjab National Bank	1,00,000	10,000	96

Particulars of investments made during the quarter and year ended March 31, 2009 and 2008:

in Rs. crore
Particulars of investee companies	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Infosys Consulting	–	–	22	81
Infosys Mexico	–	–	–	22
Infosys China	19	–	19	–
Infosys BPO	–	22	–	22
	19	22	41	125 *
* Excludes Rs 2 crore due to option holders of Infosys BPO relating to option purchases paid during the year ended March 31,2008

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2009, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders by paying an aggregrate consideration of Rs.22 crore consequent to the forward share purchase agreement entered with them in February 2007.

Investment in Infosys Consulting

During the year ended March 31, 2008, the company invested US$ 20 million (Rs. 81 crore) in its wholly owned subsidiary Infosys Consulting Inc. During the year ended March 31, 2009, the company made an additional investment of US$ 5 million (Rs. 22 crore) . As of March 31, 2009, the company has invested an aggregate of US$ 45 million (Rs.193 crore) in the subsidiary.

Investment in Infosys China

During the year ended March 31, 2009 and year ended March 31, 2008, the company disbursed an amount of US$ 2 million (Rs. 9 crore) and US$ 3 million (Rs.10 crore) as loan to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during the year ended March 31, 2009, an additional investment of US$ 4 million (Rs.19 crore) was made in Infosys China. As of March 31, 2009, the company has invested US$ 14 million (Rs.65 crore) as equity capital and US$ 10 million (Rs.51 crore) as loan in the subsidiary.

23.2.17. Segment reporting

The company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended March 31, 2009 and 2008:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,769	1,052	837	751	844	5,253
	1,467	684	910	532	642	4,235
Identifiable operating expenses	759	464	359	293	343	2,218
	619	298	371	228	273	1,789
Allocated expenses	406	242	192	173	194	1,207
	368	171	228	133	161	1,061
Segmental operating income	604	346	286	285	307	1,828
	480	215	311	171	208	1,385
Unallocable expenses						209
						142
Operating income						1,619
						1,243
Other income (expense), net						248
						133
Net profit before taxes						1,867
						1,376
Income taxes						298
						194
Net profit after taxes						1,569
						1,182

Industry Segments

Year ended March 31, 2009 and 2008

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,020	3,876	3,450	2,699	3,219	20,264
	5,706	2,291	3,215	1,945	2,491	15,648
Identifiable operating expenses	3,008	1,675	1,445	1,140	1,359	8,627
	2,426	1,028	1,401	836	1,085	6,776
Allocated expenses	1,638	905	807	630	751	4,731
	1,424	572	804	485	624	3,909
Segmental operating income	2,374	1,296	1,198	929	1,109	6,906
	1,856	691	1,010	624	782	4,963
Unallocable expenses						694
						546
Operating income						6,212
						4,417
Other income (expense), net						502
						683
Net profit before taxes						6,714
						5,100
Income taxes						895
						630
Net profit after taxes						5,819
						4,470

Geographic Segments

Quarter ended March 31, 2009 and 2008:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	3,459	1,225	80	489	5,253
	2,643	1,170	58	364	4,235
Identifiable operating expenses	1,463	518	18	219	2,218
	1,137	451	5	196	1,789
Allocated expenses	794	281	19	113	1,207
	662	293	15	91	1,061
Segmental operating income	1,202	426	43	157	1,828
	844	426	38	77	1,385
Unallocable expenses					209
					142
Operating income					1,619
					1,243
Other income (expense), net					248
					133
Net profit before taxes					1,867
					1,376
Income taxes					298
					194
Net profit after taxes					1,569
					1,182

Geographic Segments

Year ended March 31, 2009 and 2008:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	13,123	5,060	260	1,821	20,264
	9,873	4,207	219	1,349	15,648
Identifiable operating expenses	5,626	2,082	63	856	8,627
	4,308	1,668	46	754	6,776
Allocated expenses	3,060	1,183	61	427	4,731
	2,466	1,050	56	337	3,909
Segmental operating income	4,437	1,795	136	538	6,906
	3,099	1,489	117	258	4,963
Unallocable expenses					694
					546
Operating income					6,212
					4,417
Other income (expense), net					502
					683
Net profit before taxes					6,714
					5,100
Income taxes					895
					630
Net profit after taxes					5,819
					4,470

23.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2009 the company has provided for doubtful debts of Rs.66 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended March 31,		Year ended March 31,
		2009	2008	2009	2008
Interim dividend for fiscal 2009	10,97,63,357	–	–	110	–
Interim dividend for fiscal 2008	10,92,19,011	–	–	–	66
Final dividend for fiscal 2007	10,92,18,536	–	–	–	71
Final dividend for fiscal 2008	10,95,11,049	–	–	79	–
Special dividend for fiscal 2008	10,95,11,049	–	–	219	–

23.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Number of shares considered as basic weighted average shares outstanding	57,27,46,241	57,18,27,067	57,24,90,211	57,13,98,340
Add: Effect of dilutive issues of shares/stock options	6,41,325	14,77,588	9,72,970	19,08,547
Number of shares considered as weighted average shares and potential shares outstanding	57,33,87,566	57,33,04,655	57,34,63,181	57,33,06,887

23.2.21. Provision for Post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:

in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Balance at the beginning	58	41	43	21
Provision recognized	18	26	39	46
Provision utilized	(1)	(24)	(7)	(24)
Balance at the end	75	43	75	43

Provision for post sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.22. Gratuity Plan

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
Particulars	As at
	March 31, 2009	March 31, 2008	March 31, 2007
Obligations at period beginning	217	221	180
Service Cost	47	47	44
Interest cost	15	16	14
Actuarial (gain)/ loss	–	(9)	–
Benefits paid	(23)	(21)	(17)
Amendment in benefit plans	–	(37)	–
Obligations at period end	256	217	221
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	229	221	167
Expected return on plan assets	16	18	16
Actuarial gain	5	2	3
Contributions	29	9	52
Benefits paid	(23)	(21)	(17)
Plans assets at period end, at fair value	256	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	256	229	221
Present value of the defined benefit obligations at the end of the period	256	217	221
Asset recognized in the balance sheet	–	12	–
Assumptions
Interest rate	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	7.01%	7.92%	7.99%

in Rs. Crore
	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Gratuity cost for the period
Service cost	11	15	47	47
Interest cost	7	4	15	16
Expected return on plan assets	(7)	(5)	(16)	(18)
Actuarial (gain)/loss	(5)	(7)	(5)	(11)
Plan amendment amortization	(1)	(1)	(4)	(4)
Net gratuity cost	5	6	37	30
Actual return on plan assets	6	5	21	20

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

Investment details of plan assets

100% of the plan assets are invested in debt instruments. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2009 and March 31, 2008 amounted to Rs.29 crore and Rs.33 crore, respectively and disclosed under "Current Liabilities".

The company expects to contribute approximately Rs.40 crores to the gratuity trust during fiscal 2010.

23.2.23.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

The company contributed Rs.36 crore and Rs.29 crore to the provident fund during the quarter ended March 31, 2009 and 2008 and Rs.137 crore and Rs.110 crore during the year ended March 31, 2009 and 2008 respectively.

23.2.23.b Superannuation

The company contributed Rs.13 crore and Rs.11 crore to the superannuation plan during the three months ended March 31, 2009 and 2008 and Rs.52 crore and Rs.42 crore during the year ended March 31, 2009 and 2008 respectively.

23.2.24 Miscellaneous Income

Miscellaneous income of Rs. 36 crore during the year ended March 31, 2009 includes a net amount of Rs.18 crore consisting of Rs.33 crore received from Axon Group Plc, towards the inducement fee offset by Rs.15 crore towards expenses incurred in relation to this transaction.

23.2.25 Cashflow statement

 23.2.25.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs.2 crore as at March 31, 2009 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

23.2.25.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2009 include an amount of Rs.253 crore (Rs. 161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
Schedule		Description	As at
			March 31, 2009	March 31, 2008
3	Fixed Assets
	Depreciation & Amortization for the period
	Vehicles		0.57	0.36
7	Cash on Hand		0.01	–
23.2.7	Related party transactions
	Debtors- Infosys BPO s.r.o.		0.02	–
	Debtors- Infosys China		0.16	8.00
	Debtors- Infosys Consulting		0.34	–
	Debtors- Infosys Thailand		0.01	–
	Creditors- Infosys Mexico		(0.04)	–
	Advances - Infosys Sweden		0.06	–
23.2.13	Balances with scheduled banks
	- HDFC Bank - Unclaimed dividend account		0.46	–
	- Deutsche Bank - EEFC account in United Kingdom Pound Sterling		0.05	16.99
	Balances with non-scheduled banks
	– ABN Amro Bank, Copenhagen, Denmark		0.06	0.01
	– ABN Amro Bank, Taiwan		1.49	0.23
	– Citibank NA, Singapore		7.17	0.02
	– Citibank NA, Thailand		0.54	0.31
	– Nordbanken, Sweden		0.05	0.89
	– Svenska Handelsbanken, Sweden		–	1.23
	– Deutsche Bank, Zurich, Switzerland		0.22	1.34
	– Deutsche Bank, Zurich, Switzerland US dollar		0.05	–

Profit & Loss Items

in Rs. crore
Schedule		Description	Quarter ended March 31,		Year ended March 31,
			2009	2008	2009	2008
Profit & Loss	Provision for investment		0.11	–	1.95	(0.36)
	Additional Dividend tax		–	–	0.12	–
12	Selling and Marketing expenses
	Overseas group health insurance			–		–
	Contribution to provident and other funds		0.47	–	2.40	–
	Visa charges and others		0.34	0.53	2.16	2.17
	Travelling and Conveyance		0.45	1.00	2.89	3.00
	Printing & Stationery		0.22	0.31	0.99	1.16
	Office maintenance		0.04	0.08	0.34	0.39
	Computer Maintenance		–	(0.09)	–	0.02
	Software Packages for own use		–	0.03	0.04	0.12
	Communication Expenses		0.42	0.53	1.50	1.33
	Rates and Taxes		–	–	0.01	0.02
	Sales Promotion expenses		0.13	–	1.36	–
	Staff Welfare		0.34	1.00	4.11	3.00
	Consumables		0.02	0.05	0.15	0.23
	Insurance charges		0.01	–	0.03	–
	Advertisements		0.29	0.49	1.73	4.21
13	General and Administrative expenses
	Provision for doubtful loans and advances		0.25	0.24	0.74	0.54
	Overseas group health insurance		0.25	(0.02)	0.48	(2.30)
	Visa charges others		0.25	0.47	2.72	0.59
	Auditor's remuneration :
	Statutory audit fees		0.16	0.16	0.62	0.64
	Others		–	0.11	–	0.11
	Certification Charges		0.01	0.01	0.05	0.05
	Out-of-pocket expenses		0.01	0.01	0.03	0.03
	Frieght Charges		0.40	0.13	1.07	0.76
	Advertisements		0.14	–	3.57	–
	Bank Charges and commission		0.53	0.24	1.71	1.08
23.2.1	Aggregate expenses
	Provision for doubtful loans and advances		0.25	0.24	0.74	0.54
	Guest house maintenance		1.77	0.32	4.83	2.71
	Sales promotion expenses		0.13	–	1.36	–
	Auditor's remuneration
	Statutory audit fees		0.16	0.16	0.62	0.64
	Others		–	0.11	–	0.11
	Certification Charges		0.01	0.01	0.05	0.05
	Out-of-pocket expenses		0.01	0.01	0.03	0.03
	Bank Charges and commission		0.53	0.24	1.71	1.08
	Frieght charges		0.40	0.13	1.07	0.76
23.2.7	Related party transactions
	Revenue transactions
	Purchase of services - Infosys BPO		0.09	–	1.10	–
	Sale of services - Infosys China		0.37	–	1.77	–
	Sale of services - Infosys Mexico		–	–	0.07	–
	Sale of services - Infosys conulting		–	–	4.37	0.36
	Interest income - Infosys China		0.73	0.48	2.68	0.96

23.2.15	Profit on disposal of fixed assets, included in miscellaneous income		0.05	0.13	0.16	0.18
	(Loss) on disposal of fixed assets, included in miscellaneous expenses		–	–	–	(0.01)
	Profit/(loss) on disposal of fixed assets, net		0.05	0.13	0.16	0.17
23.2.13	Maximum Balances with non-scheduled banks
	– ABN Amro Bank, Denmark		0.07	0.01	0.08	0.25
	– Citibank NA, Singapore		10.55	0.04	23.95	0.08
	– Citibank NA, Thailand		0.01	0.33	0.54	0.33

Cash Flow Statement Items

in Rs. crore
Schedule		Description	Year ended March 31,
			2009	2008
Cash Flow	Profit/ loss on sale of fixed assets		0.16	0.17
Statement	Provisions for investments		1.95	(0.36)
	Proceeds on disposal of fixed assets		0.21	0.38

Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter and year ended March 31, 2009 and 2008 :

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M Nilekani	0.08	0.02	0.13	0.23
	0.06	0.01	0.18	0.25
	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.08	0.02	0.13	0.23
	0.06	0.01	0.18	0.25
	0.30	0.07	0.55	0.92
	0.21	0.05	0.55	0.81
Chief Operating Officer
S D Shibulal	0.06	0.02	0.12	0.20
	0.06	0.01	0.17	0.24
	0.28	0.07	0.52	0.87
	0.20	0.05	0.53	0.78
Whole-time Directors
K Dinesh	0.08	0.02	0.12	0.22
	0.06	0.01	0.18	0.25
	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82

T V Mohandas Pai	0.09	0.02	0.42	0.53
	0.09	0.03	0.44	0.56
	0.36	0.09	2.14	2.59
	0.33	0.11	1.36	1.80

Srinath Batni	0.09	0.03	0.25	0.37
	0.08	0.02	0.27	0.37
	0.35	0.09	1.43	1.87
	0.31	0.08	0.88	1.27
Chief Financial Officer
V Balakrishnan	0.08	0.02	0.06	0.16
	0.06	0.02	0.06	0.14
	0.29	0.07	2.00	2.36
	0.26	0.08	0.29	0.63
Executive Council Members
Ashok Vemuri	0.55	–	0.01	0.56
	0.40	–	0.01	0.41
	1.99	–	2.05	4.04
	1.57	–	1.24	2.81

Chandra Shekar Kakal	0.07	0.02	0.05	0.14
	0.05	0.02	0.05	0.12
	0.26	0.06	1.26	1.58
	0.23	0.06	0.49	0.78

B.G. Srinivas	0.42	–	0.06	0.48
	0.44	–	0.06	0.50
	1.82	–	2.85	4.67
	1.67	–	1.40	3.07

Subhash B. Dhar	0.06	0.02	0.05	0.13
	0.05	0.02	0.04	0.11
	0.23	0.06	0.98	1.27
	0.18	0.05	0.32	0.55

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter and year ended March 31, 2009 and 2008 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.17	–	0.02	0.19
	0.15	–	–	0.15
	0.68	–	0.02	0.70
	0.56	–	0.01	0.57

Prof.Marti G. Subrahmanyam	0.19	–	0.01	0.20
	0.12	–	0.01	0.13
	0.71	–	0.25	0.96
	0.47	–	0.12	0.59

Dr.Omkar Goswami	0.16	–	0.01	0.17
	0.10	–	–	0.10
	0.58	–	0.03	0.61
	0.44	–	0.01	0.45

Claude Smadja	0.18	–	0.06	0.24
	0.10	–	0.08	0.18
	0.67	–	0.26	0.93
	0.42	–	0.20	0.62

Rama Bijapurkar	0.16	–	–	0.16
	0.10	–	–	0.10
	0.56	–	0.01	0.57
	0.44	–	0.01	0.45

Sridar A Iyengar	0.19	–	0.06	0.25
	0.12	–	–	0.12
	0.70	–	0.20	0.90
	0.46	–	0.09	0.55

David L. Boyles	0.20	–	0.03	0.23
	0.12	–	–	0.12
	0.69	–	0.21	0.90
	0.47	–	–	0.47

Jeffrey S. Lehman	0.14	–	0.05	0.19
	0.11	–	0.02	0.13
	0.63	–	0.22	0.85
	0.43	–	0.02	0.45

N R Narayana Murthy *	0.17	–	–	0.17
	0.13	–	–	0.13
	0.63	–	–	0.63
	0.50	–	–	0.50
* Non-executive chairman of the board and chief mentor.

AUDITORS' REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March 2009, the Profit and Loss Account of the Company and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)

in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e)

on the basis of written representations received from the directors, as at 31 March 2009 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at
31 March 2009 from being appointed as a director in terms of Section 274(1)(g) of the Act; and

(f)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2009;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2009

ANNEXURE TO THE AUDITORS' REPORT

The Annexure referred to in our report to the members of Infosys Technologies Limited (‘the Company’) for the year ended 31 March 2009. We report that:

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
(b)

The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

	(c)	Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.
(ii)		The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.
(iii)	(a)	The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year and the year-end balance of such loan amounted to Rs 514,703,775.
	(b)	In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.
	(c)	In the case of loan granted to the body corporate listed in the register maintained under Section 301, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.
	(d)	There is no overdue amount of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, paragraph 4(iii)(d) of the Order is not applicable.
	(e)	The Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.
(iv)		In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.
(v)	(a)	In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.
	(b)	In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of Rs 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.
(vi)		The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.
(vii)		In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.
(vii)		In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.
(viii)		The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the services rendered by the Company. Accordingly, paragraph 4(viii) of the Order is not applicable.
(ix)	(a)

According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues have generally been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees’ State Insurance, Customs duty and Excise duty.

There were no dues on account of cess under Section 441A of the Companies Act, 1956 since the aforesaid section has not yet been made effective by the Central Government of India.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2009 for a period of more than six months from the date they became payable.
	(b)	According to the information and explanations given to us, there are no material dues of Income tax, Sales tax, Wealth tax, Service tax and Cess which have not been deposited with the appropriate authorities on account of any dispute.
(x)		The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. Accordingly, paragraph 4(x) of the Order is not applicable.
(xi)		The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year. Accordingly, paragraph 4(xi) of the Order is not applicable.
(xii)		The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4(xii) of the Order is not applicable.
(xiii)

In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society. Accordingly, paragraph 4(xiii) of the Order is not applicable.

(xiv)		According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4(xiv) of the Order is not applicable.
(xv)		According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4(xv) of the Order is not applicable.
(xvi)		The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4(xvi) of the Order is not applicable.
(xvii)		The Company has not raised any funds on short-term basis. Accordingly, paragraph 4(xvii) of the Order is not applicable.
(xviii)		The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(xviii) of the Order is not applicable.
(xix)		The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4(xix) of the Order is not applicable.
(xx)		The Company has not raised any money by public issues during the year. Accordingly, paragraph 4(xx) of the Order is not applicable.
(xxi)		According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2009

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	March 31, 2009	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	17,523	13,204
		17,809	13,490
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		5,986	4,508
Less: Accumulated depreciation		2,187	1,837
Net book value		3,799	2,671
Add: Capital work-in-progress		615	1,260
		4,414	3,931
INVESTMENTS	4	1,005	964
DEFERRED TAX ASSETS, NET	5	102	99
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,390	3,093
Cash and bank balances	7	9,039	6,429
Loans and advances	8	3,164	2,705
		15,593	12,227
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,507	1,334
Provisions	10	1,798	2,397
NET CURRENT ASSETS		12,288	8,496
		17,809	13,490
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
The schedules referred to above are an integral part of the balance sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

in Rs. crore, except per share data
Profit and Loss Account for the	Schedule	Year ended March 31,
		2009	2008
Income from software services and products		20,264	15,648
Software development expenses	11	11,145	8,876
GROSS PROFIT		9,119	6,772
Selling and marketing expenses	12	933	730
General and administration expenses	13	1,280	1,079
		2,213	1,809
OPERATING PROFIT BEFORE DEPRECIATION		6,906	4,963
Depreciation and amortisation		694	546
OPERATING PROFIT BEFORE TAX		6,212	4,417
Other income, net	14	502	683
NET PROFIT BEFORE TAX		6,714	5,100
Provision for taxation (refer to note 23.2.12)	15	895	630
NET PROFIT AFTER TAX		5,819	4,470
Balance Brought Forward		6,642	4,844
Less: Residual dividend paid		1	–
Dividend tax on the above		–	–
		6,641	4,844
AMOUNT AVAILABLE FOR APPROPRIATION		12,460	9,314
Dividend
Interim		572	343
Final		773	415
Special dividend		–	1,144
Total dividend		1,345	1,902
Dividend tax		228	323
Amount transferred to general reserve		582	447
Balance in profit and loss account		10,305	6,642
		12,460	9,314
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		101.65	78.24
Diluted		101.48	77.98
Number of shares used in computing earnings per share
Basic		57,24,90,211	57,13,98,340
Diluted		57,34,63,181	57,33,06,887
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* Refer to note 23.2.20

The schedules referred to above are an integral part of the profit and loss account.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

in Rs. crore
Cash Flow Statement for the	Schedule	Year ended March 31,
		2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		6,714	5,100
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		–	–
Depreciation and amortisation		694	546
Interest and dividend income		(838)	(654)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(73)	(18)
Changes in current assets and liabilities
Sundry debtors		(297)	(801)
Loans and advances	16	(512)	(186)
Current liabilities and provisions	17	304	312
Income taxes paid	18	(840)	(483)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,152	3,816
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(1,177)	(1,370)
Investments in subsidiaries		(41)	(127)
Investments in securities	20	–	–
Interest and dividend received	21	1,023	519
NET CASH USED IN INVESTING ACTIVITIES		(195)	(978)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		64	58
Dividends paid during the period including residual dividend		(2,132)	(714)
Dividend tax paid during the period		(362)	(121)
NET CASH USED IN FINANCING ACTIVITIES		(2,430)	(777)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		73	18
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		2,600	2,079
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		7,689	5,610
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	10,289	7,689
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
The schedules referred to above are an integral part of the cash flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Co-Chairman	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer

	Deepak M. Satwalekar Director	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director

	Claude Smadja Director	Sridar A. Iyengar Director	David L. Boyles Director	Jeffrey S. Lehman Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 15, 2009	Parvatheesam K. Company Secretary

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		March 31, 2009	March 31, 2008
1	SHARE CAPITAL
	Authorized Equity shares, Rs. 5/- par value 60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up Equity shares, Rs. 5/- par value*	286	286
	57,28,30,043 (57,19,95,758) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]	286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.11
	* Also refer to note 23.2.20 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - Opening balance	2,851	2,768
	Add: Receipts on exercise of employee stock options	64	58
	Income tax benefit arising from exercise of stock options	10	25
		2,925	2,851
	General reserve - Opening balance	3,705	3,258
	Add: Transferred from Profit and Loss Account	582	447
		4,287	3,705
	Balance in Profit and Loss Account	10,305	6,642
		17,523	13,204

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet
3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at April 1, 2008	Additions for the year	Deductions/ Retirement during the year	As at March 31, 2009	As at April 1, 2008	For the year	Deductions/ Retirement during the year	As at March 31, 2009	As at March 31, 2009	As at March 31, 2008
	Land : free-hold	131	41	–	172	–	–	–	–	172	131
	leasehold	98	3	–	101	–	–	–	–	101	98
	Buildings*	1,953	910	–	2,863	377	155	–	532	2,331	1,576
	Plant and machinery *#	823	370	93	1,100	397	183	93	487	613	426
	Computer equipment *#	961	273	158	1,076	760	231	158	833	243	201
	Furniture and fixtures *#	539	212	93	658	302	112	93	321	337	237
	Vehicles	3	1	–	4	1	1	–	2	2	2
	Intangible Asset	–	12	–	12	–	12	–	12	–	–
		4,508	1,822	344	5,986	1,837	694	344	2,187	3,799	2,671
	Previous year	3,889	1,067	448	4,508	1,739	546	448	1,837	2,671
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
 * Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 23.2.6 for details
 # During the year ended March 31, 2009 and March 31, 2008, certain assets which were old and not in use having a gross book value of Rs.344 crore and Rs.448 Crore respectively (net book value Nil) were retired in Rs. crore
	Schedules to the Balance Sheet as at	March 31, 2009	March 31, 2008
4	INVESTMENTS*
	Trade (unquoted) – at cost
	Long- term investments
	Other investments	11	11
	Less: Provision for investments	11	11
		–	-
	Non-trade (unquoted)
	Long- term investments– at cost
	Subsidiaries
	Infosys BPO Limited**
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	65	46
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	4,50,00,000 (4,00,00,000) common stock of US $1.00 par value, fully paid	193	171
	Infosys Technologies, S. De R.L. De C.V., Mexico	22	22
		1,005	964
	Aggregate amount of unquoted investments	1,005	964
	* Refer to note 23.2.16 for details of investments
	** Investments include 16,04,867 (17,37,092) options of Infosys BPO
5	DEFERRED TAX ASSETS / (LIABILITIES)
	Fixed assets	118	85
	Sundry debtors	8	7
	Other assets	13	7
	Less: Deferred Tax Liability for branch profit tax	(37)	–
		102	99
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	39	20
	Other debts
	Unsecured
	considered good**	3,390	3,093
	considered doubtful	66	20
		3,495	3,133
	Less: Provision for doubtful debts	105	40
		3,390	3,093
	* Includes dues from companies where directors are interested	8	2
	** Includes dues from subsidiaries (refer to note 23.2.7)	5	8
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks in Indian Rupees**
	In current accounts *	101	243
	In deposit accounts	8,234	5,772
	Balances with non-scheduled banks in foreign currencies **
	In current accounts	704	414
		9,039	6,429
	*Includes balance in unclaimed dividend account (refer to note 23.2.25a)	2	2
	**Refer to note 23.2.13 for details of balances in scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	51	32
	Advances
	prepaid expenses	27	27
	for supply of goods and rendering of services	6	10
	advance to gratuity fund trust	–	12
	interest accrued but not due	1	186
	withholding and other taxes receivable	149	13
	others	4	7
		238	287
	Unbilled revenues	738	472
	Advance income taxes	268	215
	MAT credit entitlement (refer to note 23.2.12)	262	169
	Loans and advances to employees
	housing and other loans	43	42
	salary advances	62	64
	Electricity and other deposits	37	24
	Rental deposits	13	11
	Deposits with financial institution and body corporate (refer to note 23.2.14)	1,503	1,421
		3,164	2,705

	Unsecured, considered doubtful
	Loans and advances to employees	2	1
		3,166	2,706
	Less: Provision for doubtful loans and advances to employees	2	1
		3,164	2,705
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	35	36
	accrued salaries and benefits
	salaries	38	46
	bonus and incentives	345	329
	for other liabilities
	provision for expenses	381	239
	retention monies	53	52
	withholding and other taxes payable	206	206
	Mark to Market loss on forward and options contracts	98	116
	Gratuity obligation - unamortised amount relating to plan amendment	29	33
	Others	3	3
		1,188	1,060
	Advances received from clients	5	4
	Unearned revenue	312	268
	Unclaimed dividend	2	2
		1,507	1,334
	*Includes dues to subsidiaries (refer to note 23.2.7)	21	7
10	PROVISIONS
	Proposed dividend	773	1,559
	Provision for
	tax on dividend	131	265
	income taxes *	575	381
	unavailed leave	244	149
	post-sales client support and warranties**	75	43
		1,798	2,397
	* Refer to note 23.2.12
	** Refer to note 23.2.21

in Rs. crore
	Schedules to Profit and Loss Account for the	Year ended March 31,
		2009	2008
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	8,583	6,805
	Overseas group health insurance	140	42
	Contribution to provident and other funds	212	170
	Staff welfare	60	49
	Technical sub-contractors - subsidiaries	861	773
	Technical sub-contractors - others	305	202
	Overseas travel expenses	390	298
	Visa charges and others	116	133
	Software packages
	for own use	274	213
	for service delivery to clients	41	25
	Communication expenses	56	55
	Computer maintenance	23	24
	Consumables	20	18
	Rent	25	23
	Provision for post-sales client support and warranties	39	46
		11,145	8,876
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	675	503
	Overseas group health insurance	5	1
	Contribution to provident and other funds	2	2
	Staff welfare	4	3
	Overseas travel expenses	90	83
	Visa charges and others	2	3
	Traveling and conveyance	3	3
	Commission and earnout charges	21	14
	Brand building	62	55
	Professional charges	21	18
	Rent	13	12
	Marketing expenses	15	15
	Telephone charges	14	8
	Communication expenses	2	2
	Printing and stationery	1	1
	Advertisements	2	4
	Sales promotion expenses	1	3
		933	730
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	275	223
	Overseas group health insurance	–	(2)
	Contribution to provident and other funds	13	12
	Professional charges	207	167
	Telephone charges	139	117
	Power and fuel	125	106
	Traveling and conveyance	79	92
	Overseas travel expenses	13	14
	Visa charges and others	3	1
	Office maintenance	138	120
	Guest house maintenance*	5	2
	Insurance charges	18	20
	Printing and stationery	9	13
	Donations	21	20
	Rent	22	15
	Advertisements	4	6
	Repairs to building	31	22
	Repairs to plant and machinery	21	18
	Rates and taxes	29	34
	Professional membership and seminar participation fees	9	9
	Postage and courier	8	9
	Books and periodicals	3	4
	Provision for bad and doubtful debts	74	42
	Provision for doubtful loans and advances	1	–
	Commission to non-whole time directors	6	4
	Freight charges	1	1
	Bank charges and commission	2	1
	Research grants	19	5
	Auditor's remuneration
	statutory audit fees	1	1
	certification charges	–	–
	others	–	–
	out of pocket expenses	–	–
	Miscellaneous expenses	4	3
		1,280	1,079
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	836	650
	Dividend received on Investment in liquid mutual funds (non-trade unquoted)	2	4
	Miscellaneous income, net**	36	24
	Gains / (losses) on foreign currency	(372)	5
		502	683
	*includes tax deducted at source	179	86
	**refer to note 23.2.6, note 23.2.15 and note 23.2.24
15	PROVISION FOR TAXATION
	Income taxes*	991	819
	MAT credit entitlement	(93)	(169)
	Deferred taxes	(3)	(20)
		895	630
	*Refer to note 23.2.12

in Rs. crore
Schedules to Cash Flow Statements for the		Year ended March 31,
		2009	2008
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet*	3,164	2,705
	Add: Gratuity obligation - unamortised amount relating to plan amendment (refer to Note 23.2.22)	(29)	(33)
	Less: Deposits with financial institutions included in cash and cash equivalents**	(1,250)	(1,260)
	Interest accrued but not due	(1)	(186)
	MAT credit entitlement	(262)	(169)
	Advance income taxes separately considered	(268)	(215)
		1,354	842
	Less: Opening balance considered	(842)	(656)
		512	186
	* includes loans to subsidiary and net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs. 253 crore (Rs.161 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	3,305	3,731
	Add/ (Less): Unclaimed dividend	(2)	(2)
	Gratuity obligation - unamortised amount relating to plan amendment	(29)	(33)
	Provisions separately considered in the cash flow statement
	Income taxes	(575)	(381)
	Dividends	(773)	(1,559)
	Dividend Taxes	(131)	(265)
		1,795	1,491
	Less: Opening balance considered	(1,491)	(1,179)
		304	312
18	INCOME TAXES PAID
	Charge as per the profit and loss account	895	630
	Add/(Less): Increase/(Decrease) in advance income taxes	53	(137)
	Increase/(Decrease) in deferred taxes	3	20
	Increase/(Decrease) in MAT credit entitlement	93	169
	Income tax benefit arising from exercise of stock options	(10)	(25)
	(Increase)/Decrease in income tax provision	(194)	(174)
		840	483
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet	1,822	1,067
	Less: Opening Capital work-in-progress	(1,260)	(957)
	Add: Closing Capital work-in-progress	615	1,260
		1,177	1,370
20	INVESTMENTS IN SECURITIES *
	As per the balance sheet	1,005	964
	Less: Investment in subsidiaries	(41)	(125)
	Opening balance considered	(964)	(839)
		-	-
	* Refer to note 23.2.16 for investment and redemptions
21	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	186	51
	Add: Interest and dividend income	838	654
	Less: Interest accrued but not due closing balance	(1)	(186)
		1,023	519
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the balance sheet	9,039	6,429
	Add: Deposits with financial institutions (excluding interest accrued but not due)**	1,250	1,260
		10,289	7,689
** Excludes restricted deposits held with LIC of Rs. 253 crore (Rs.161 crore) for funding leave liability (refer to note 23.2.25b)

Schedules to the Financial Statements for the year ended March 31, 2009

23 Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc. ("Infosys Consulting"), Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") and Infosys Technologies (Sweden) AB. ("Infosys Sweden") is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1 Significant accounting policies

23.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognised wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use i.e. the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3.  Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its profit and loss account.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

23.1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a Post-sales client support and warranties

The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7   Retirement benefits to employees

23.1.7.a Gratuity

In accordance with the Payment of Gratuity Act, 1972, the company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The company recognizes the net obligation of the gratuity plan in the balance sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, “Employee Benefits”. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the profit and loss account in the period in which they arise.

23.1.7.b Superannuation

Certain employees of Infosys are also participants in the superannuation plan (the Plan) which is a defined contribution plan. Until March 2005, the company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust (the Superannuation Trust). The company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8.  Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9.  Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10 Forward and options contracts in foreign currencies

The company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the company and the company does not use those for trading or speculation purposes.

Effective April 1, 2008, the company adopted AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account. Currently the hedges undertaken by the company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the profit and loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the balance sheet if there is convincing evidence that the company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, other than those relating to unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to profit and loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature , any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the company are segregated.

23.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

23.2.1  Aggregate expenses

The aggregate amounts incurred on certain specific expenses

in Rs. crore
	Year ended March 31,
	2009	2008
Salaries and bonus including overseas staff expenses*	9,533	7,531
Contribution to provident and other funds	227	184
Staff welfare
Staff welfare	64	52
Overseas group health insurance#	145	41
Overseas travel expenses	493	395
Visa charges and others	121	137
Traveling and conveyance	82	95
Technical sub-contractors - subsidiaries	861	773
Technical sub-contractors - others	305	202
Software packages
For own use	274	213
For service delivery to clients	41	25
Professional charges	228	185
Telephone charges	153	125
Communication expenses	58	57
Power and fuel	125	106
Office maintenance	138	120
Guest house maintenance**	5	2
Commission and earnout charges	21	14
Brand building	62	55
Rent	60	50
Insurance charges	18	20
Computer maintenance	23	24
Printing and stationery	10	14
Consumables	20	18
Donations	21	20
Advertisements	6	10
Marketing expenses	15	15
Repairs to building	31	22
Repairs to plant and machinery	21	18
Rates and taxes	29	34
Professional membership and seminar participation fees	9	9
Postage and courier	8	9
Provision for post-sales client support and warranties	39	46
Books and periodicals	3	4
Provision for bad and doubtful debts	74	42
Provision for doubtful loans and advances	1	–
Commission to non-whole time directors	6	4
Sales promotion expenses	1	3
Freight charges	1	1
Bank charges and commission	2	1
Auditor's remuneration
Statutory audit fees	1	1
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Research grants	19	5
Miscellaneous expenses	4	3
	13,358	10,685
Fringe Benefit Tax (FBT) in India included in the above	25	17
* During the year ended March 31, 2008, the company paid an amount of Rs.102 crore to the California Division of Labor Standards Enforcement (DLSE) towards settlement of possible overtime payment to certain employees.
# The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year ended March 31, 2008, the company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.
**for non-training purposes

23.2.2. Capital commitments and contingent liabilities

in Rs. crore
	As at
Particulars	March 31, 2009		March 31, 2008
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		344		600
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		2
Claims against the company, not acknowledged as debts*		3		3
(Net of Amount Rs.200 crore (Rs.101 crore) crore paid to statutory authorities)
	in million	in Rs. Crore	in million	in Rs. Crore
Forward contracts outstanding
In US$	$245	1,243	$521	2,085
In Euro	€ 20	135	€ 10	63
In GBP	£15	109	–	–
Options contracts outstanding
Range barrier options in US $	$113	573	$100	400
Seagull options in US $	$60	304	–	–
Euro Accelerator in Euro	–	–	€ 12	76
Euro Forward extra	–	–	€ 5	32
* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs.197 crore (Rs.98 crore), including interest of Rs.43 crore (Rs.18 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 and fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the company's net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Rs.1,136 crore (Nil as at March 31, 2008).

23.2.3 Quantitative details

The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Capital goods	207	296
Software packages	8	8
	215	304

23.2.5. Activity in foreign currency

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Earnings in foreign currency (on receipts basis)
Income from software services and products	19,812	14,468
Interest received from banks & others	24	22
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	480	400
Professional charges	124	74
Technical sub-contractors - subsidiaries	861	753
Other expenditure incurred overseas for software development	6,578	5,257
Net earnings in foreign currency (on receipts and payments basis)	11,793	8,006

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year ended March 31, 2009 and March 31, 2008 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Lease rentals recognized during the period	60	50
in Rs. Crore
Lease obligations	As at
	March 31, 2009	March 31, 2008
Within one year of the balance sheet date	46	28
Due in a period between one year and five years	154	88
Due after five years	30	24
	230	140

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2009 and March 31, 2008 :

in Rs. crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	59	17	42
	58	13	45
Plant and machinery	18	12	6
	22	13	9
Computer equipment	1	1	–
	2	2	–
Furniture & fixtures	3	2	1
	10	8	2
Total	81	32	49
	92	36	56

The aggregate depreciation charged on the above during the year ended March 31, 2009 amounted to Rs. 8 crore (Rs.9 crore for the year ended March 31, 2008).

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer to note 23.2.7). Lease Rental commitments from Infosys BPO:

in Rs. crore
Lease rentals	As at
	March 31, 2009	March 31, 2008
Within one year of the balance sheet date	–	4
Due in a period between one year and five years	–	–
Due after five years	–	–
	–	4

The rental income from Infosys BPO for the year ended March 31, 2009 amounted to Rs.16 crore and Rs.18 crore for the year ended March 31, 2008.

23.2.7. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding, as at
		March 31, 2009	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden*	Sweden	–	–
Infosys BPO s. r. o **	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o **	Poland	99.98%	–
Infosys BPO (Thailand) Limited **	Thailand	99.98%	–
P-Financial Services Holding B.V. Netherlands ***	Netherlands	–	99.98%
Mainstream Software Pty Limited****	Australia	100%	–
* On March 5, 2009 the company incorporated a wholly owned subsidiary, Infosys Technologies (Sweden) AB which is yet to be capitalized.
** Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
*** During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V in its wholly owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp. Z.o.o., and Infosys BPO (Thailand) Limited was transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V was liquidated.During the quarter ended March 31, 2009, Infosys BPO merged its wholly owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1,2008 vide a scheme of amalgamation sanctioned by the court.
**** Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 23.2.6, for the year ended March 31, 2009 and 2008 are as follows:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Capital transactions:
Financing transactions
Infosys BPO	–	22
Infosys Mexico	–	22
Infosys China	19	–
Infosys Consulting	22	81
Loans/Advances
Infosys China	10	10
Revenue transactions:
Purchase of services
Infosys Australia	471	482
Infosys China	81	54
Infosys Consulting	275	231
Infosys BPO	1	–
Infosys Mexico	33	3
Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	32	11
Interest Income
Infosys China	3	–
Sale of services
Infosys Australia	10	4
Infosys China	2	–
Infosys Consulting	4	1
Infosys BPO (Including subsidiaries)	1	–
Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	53	44
Infosys Consulting	3	2

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2009 and year ended March 31, 2008:

 in Rs. Crore
Particulars	As at
	March 31, 2009	March 31, 2008

Loans and advances
Infosys China	51	32
Debtors
Infosys China	–	8
Infosys Australia	4	–
Infosys Mexico	1	–
Creditors
Infosys China	4	7
Infosys Australia	16	–
Infosys BPO (Including subsidiaries)	1	–
Maximum balances of loans and advances
Infosys BPO (Including subsidiaries)	–	2
Infosys Australia	35	31
Infosys China	51	32
Infosys Mexico	4	–
Infosys Consulting	26	16

During the year ended March 31, 2009, an amount of Rs.20 crore (Rs.20 crore for the year ended March 31, 2008) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

During the year ended March 31,2009, an amount of Rs 15 crores (Rs. Nil for the year ended March 31,2008) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.8. Transactions with key management personnel

Key Management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2009 and March 31, 2008 have been detailed in Schedule 23.3 since the amounts are less than a crore.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Whole-time directors
Salary	2	2
Contribution to provident and other funds	–	–
Perquisites and incentives	6	4
Total remuneration	8	6
Non-Whole-time directors
Commission	6	4
Sitting fees	–	–
Reimbursement of expenses	1	1
Total remuneration	7	5

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Net profit after tax from ordinary activities	5,819	4,470
Add:
Whole-time directors' remuneration	8	6
Directors' sitting fees	–	–
Commission to non-whole time-directors	6	4
Provision for bad and doubtful debts	74	42
Provision for doubtul loans and advances	1	–
Provision on investments	–	–
Depreciation as per books of accounts	694	546
Provision for taxation	895	630
	7,497	5,698
Less:
Depreciation as envisaged under Section 350 of the Companies Act*	694	546
Profit of a capital nature	–	–
Net profit on which commission is payable	6,803	5,152
Commission payable to non-whole-directors:
Maximum allowed as per the Companies Act, 1956 at 1%	68	52
Maximum approved by the share holders at 1% (0.5%)	68	26
Commission approved by the Board	6	4
* The company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

During the year ended March 31, 2009 and 2008, Infosys BPO has provided for commission of Rs. 0.12 crore and Rs 0.12 crore to a non-whole-time director of Infosys.

23.2.9. Research and development expenditure

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Capital	31	–
Revenue	236	201

23.2.10. Dues to micro and small enterprises

The company has no dues to micro and small enterprises during the year ended March 31, 2009 and March 31 ,2008 and as at March 31,2009 and March 31, 2008.

23.2.11. Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2009	2008
Options outstanding, beginning of period	15,30,447	20,84,124
Less: exercised	4,55,586	5,00,465
forfeited	1,58,102	53,212
Options outstanding, end of period	9,16,759	15,30,447

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2009	2008
Options outstanding, beginning of period	14,94,693	18,97,840
Less: exercised	3,78,699	2,85,431
forfeited	1,95,918	1,17,716
Options outstanding, end of period	9,20,076	14,94,693

The aggregate options considered for dilution are set out in note 23.2.20

Proforma Accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Net Profit:
As Reported	5,819	4,470
Less: Stock-based employee compensation expense	7	13
Adjusted Proforma	5,812	4,457
Basic Earnings per share as reported	101.65	78.24
Proforma Basic Earnings per share	101.52	78.00
Diluted Earnings per share as reported	101.48	77.98
Proforma Diluted Earnings per share	101.35	77.74

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option's Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2009, 4,55,586 and 3,78,699 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 3 crore for the year ended March 31, 2009 has been paid by the company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

23.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys' operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

Infosys also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the changes in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 262 crores and Rs 169 crores was carried forward and shown under "Loans and Advances" in the balance sheet as of March 31, 2009 and March 31, 2008 respectively.

The tax provision for the year ended March 31, 2009 includes a net reversal of Rs. 108 crore pertaining to earlier periods, comprising of Rs.323 crore for provisions no longer required which is offset by a charge of Rs. 215 crore due to re-assessment of uncertain tax positions. The tax provision for the year ended March 31, 2008 includes a reversal of Rs. 121 crore relating to liabilities no longer required.

23.2.13. Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	March 31, 2009	March 31, 2008
In Current accounts
ABN Amro Bank, Taiwan	2	–
Bank of America, USA	574	272
Citibank NA, Australia	33	30
Citibank NA, Singapore	7	–
Citibank NA, Thailand	1	–
Citibank NA, Japan	2	2
Deutsche Bank, Belgium	6	5
Deutsche Bank, Germany	5	5
Deutsche Bank, Netherlands	1	3
Deutsche Bank, France	1	2
Deutsche Bank, Zurich, Switzerland	–	1
Deutsche Bank, UK	58	76
Deutsche Bank, Spain	1	2
HSBC Bank, UK	7	2
Nordbanken, Stockholm, Sweden	–	1
Royal Bank of Canada, Canada	5	12
Svenska Handelsbanken, Sweden	–	1
The Bank of Tokyo - Mitsunhishi UFJ,Ltd.,Japan	1	–
	704	414

Details of balances as on balance sheet dates with scheduled banks:-

in Rs. crore
Balances with scheduled banks in India	March 31, 2009	March 31, 2008
In Current accounts
Citibank-Unclaimed dividend account	1	1
Deustche Bank	11	39
Deustche Bank-EEFC account in Euro	26	23
Deustche Bank-EEFC account in Swiss Franc	3	10
Deustche Bank-EEFC account in United Kingdom Pound Sterling	–	17
Deustche Bank-EEFC account in US dollar	11	127
ICICI Bank	14	20
ICICI Bank-EEFC account in US dollar	34	5
ICICI bank-Unclaimed dividend account	1	1
	101	243
In Deposit accounts
Andhra Bank	80	–
Axis Bank	–	250
Bank of Baroda	781	500
Bank of India	–	500
Bank of Maharashtra	493	362
Barclays Bank	140	280
Canara Bank	794	115
Corporation Bank	335	440
DBS Bank	25	–
HDFC Bank	–	450
HSBC Bank	258	250
ICICI Bank	510	1,000
IDBI Bank	500	475
ING Vysya Bank	25	–
Punjab National Bank	480	–
State Bank of Hyderabad	200
State Bank of India	2,083	1,000
State Bank of Mysore	500	–
Syndicate Bank	500	–
The Bank of Nova Scotia	350	150
Union Bank of India	85
Vijaya Bank	95
	8,234	5,772
Total cash and bank balances as per balance sheet	9,039	6,429

Details of maximum balances during the period with non-scheduled banks:-

in Rs. crore
Maximum balance with non-scheduled banks during the period	Year ended March 31,
	2009	2008
In current accounts
ABN Amro Bank , Taipei, Taiwan	4	2
Bank of America, Palo Alto, USA	956	637
Citibank NA, Melbourne, Australia	192	126
Citibank NA, Singapore	24	–
Citibank NA, Tokyo, Japan	45	14
Citibank NA, Thailand	1	–
Deutsche Bank, Brussels, Belgium	33	38
Deutsche Bank, Frankfurt, Germany	52	20
Deutsche Bank, Amsterdam, Netherlands	41	3
Deutsche Bank, Paris, France	9	5
Deutsche Bank, Spain	2	2
Deutsche Bank, Zurich, Switzerland	36	15
Deutsche Bank, Zurich, Switzerland US dollar	31	–
Deutsche Bank, UK	350	311
HSBC Bank PLC, Croydon, UK	11	32
Nordbanken, Stockholm, Sweden	1	1
Royal Bank of Canada, Toronto, Canada	42	17
Svenska Handels Bank, Stockholm, Sweden	3	2
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	6	3
Morgan Stanley Bank,US-Account	3	9

23.2.14. Loans and advances

“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore
Particulars	As at
	March 31, 2009	March 31, 2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,250	1,000
GE Capital Services India	–	260
Life Insurance Corporation of India (LIC)	253	161
	1,503	1,421

Maximum balance (Including accrued Interest) held as deposits with financial institutions and body corporate:

in Rs. crore
	Year ended March 31,
	2009	2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,250	1,031
GE Capital Services India	271	312
Life Insurance Corporation of India	253	161

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to note 23.2.25.b.)

23.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets during year ended March 31, 2009 and 2008 is less than Rs. 1 crore and accordingly disclosed in note 23.3

Depreciation charged to the profit and loss account includes a charge relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Year ended March 31,
	2009	2008
Charged during the period	71	16

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2009.

23.2.16. Details of Investments

in Rs. crore
Particulars	As at
	March 31, 2009	March 31, 2008
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
53,85,251 (53,85,251) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each *	9	9
M-Commerce Ventures Pte Ltd, Singapore
563 (563) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock #	–	2
Merasport Technologies Private Limited **
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	–
	11	11
Less: Provision for investment	11	11
	–	–
* During the year ended March 31, 2008 all of the Preferred Stock investments in OnMobile Systems Inc., U.S.A had been converted to Common Stock.
# During the year ended March 31, 2009 investments in M-Commerce Ventures Pte Ltd., Singapore were liquidated.
** During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The Investment was fully provided for during this year based on dimunition other than temporary.

Details of investments in and disposal of securities during the year ended March 31, 2009 and 2008:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Investment in securities
Subsidiaries	41	125
Long-term investments	2	–
Certificate of deposits	193	–
Liquid Mutual funds	608	1,518
	844	1,643
Redemption / Disposal of Investment in securities
Long-term investments	–	–
Certificate of deposits*	200	–
Liquid Mutual funds	608	1,518
	808	1,518
Net movement in investments	36	125
* Represents redemption value inclusive of Rs 7 crore interest

Investment purchased and sold during the year ended March 31, 2009 :

in Rs. crore
Name of the fund	Face Value Rs./-	Units	Cost
Tata Floater Fund - Weekly Dividend Plan	10	15,11,93,892	153
Kotak Floater Long-term - Weekly Dividend Plan	10	17,55,74,233	177
Reliance Medium Term Fund - Weekly Dividend Plan	10	3,21,32,737	55
Birla Sunlife Short-term Fund Institutional Fortnightly Dividend Payout	10	10,58,80,534	107
ICICI Prudential Floating Rate Plan D - Weekly Dividend	10	11,58,84,116	116

Certifiate of deposits purchased and sold during the year ended March 31, 2009 :

in Rs. crore
Particulars	Face Value Rs./-	Units	Cost
ICICI Bank	1,00,000	10,000	97
Punjab National Bank	1,00,000	10,000	96

Particulars of investments made during the year ended March 31, 2009 and 2008:

in Rs. crore
Particulars of investee companies	Year ended March 31,
	2009	2008
Infosys Consulting	22	81
Infosys Mexico	–	22
Infosys China	19	–
Infosys BPO	–	22
	41	125*
* Excludes Rs 2 crore due to option holders of Infosys BPO relating to option purchases paid during the year ended March 31,2008

Investment in Infosys Mexico

On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2009, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options

During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders by paying an aggregrate consideration of Rs.22 crore consequent to the forward share purchase agreement entered with them in February 2007.

Investment in Infosys Consulting

During the year ended March 31, 2008, the company invested US$ 20 million (Rs. 81 crore) in its wholly owned subsidiary Infosys Consulting Inc. During the year ended March 31, 2009, the company made an additional investment of US$ 5 million (Rs. 22 crore) . As of March 31, 2009, the company has invested an aggregate of US$ 45 million (Rs.193 crore) in the subsidiary.

Investment in Infosys China

During the year ended March 31, 2009 and year ended March 31, 2008, the company disbursed an amount of US$ 2 million (Rs. 9 crore) and US$ 3 million (Rs.10 crore) as loan to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during the year ended March 31, 2009, an additional investment of US$ 4 million (Rs.19 crore) was made in Infosys China. As of March 31, 2009, the company has invested US$ 14 million (Rs.65 crore) as equity capital and US$ 10 million (Rs.51 crore) as loan in the subsidiary.

23.2.17. Segment reporting

The company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2009 and 2008:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,020	3,876	3,450	2,699	3,219	20,264
	5,706	2,291	3,215	1,945	2,491	15,648
Identifiable operating expenses	3,008	1,675	1,445	1,140	1,359	8,627
	2,426	1,028	1,401	836	1,085	6,776
Allocated expenses	1,638	905	807	630	751	4,731
	1,424	572	804	485	624	3,909
Segmental operating income	2,374	1,296	1,198	929	1,109	6,906
	1,856	691	1,010	624	782	4,963
Unallocable expenses						694
						546
Operating income						6,212
						4,417
Other income (expense), net						502
						683
Net profit before taxes						6,714
						5,100
Income taxes						895
						630
Net profit after taxes						5,819
						4,470

Geographic Segments

Year ended March 31, 2009 and 2008:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	13,123	5,060	260	1,821	20,264
	9,873	4,207	219	1,349	15,648
Identifiable operating expenses	5,626	2,082	63	856	8,627
	4,308	1,668	46	754	6,776
Allocated expenses	3,060	1,183	61	427	4,731
	2,466	1,050	56	337	3,909
Segmental operating income	4,437	1,795	136	538	6,906
	3,099	1,489	117	258	4,963
Unallocable expenses					694
					546
Operating income					6,212
					4,417
Other income (expense), net					502
					683
Net profit before taxes					6,714
					5,100
Income taxes					895
					630
Net profit after taxes					5,819
					4,470

23.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2009 the company has provided for doubtful debts of Rs. 66 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2009	2008
Interim dividend for fiscal 2009	10,97,63,357	110	–
Interim dividend for fiscal 2008	10,92,19,011	–	66
Final dividend for fiscal 2007	10,92,18,536	–	71
Final dividend for fiscal 2008	10,95,11,049	79	–
Special dividend for fiscal 2008	10,95,11,049	219	–

23.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,
	2009	2008
Number of shares considered as basic weighted average shares outstanding	57,24,90,211	57,13,98,340
Add: Effect of dilutive issues of shares/stock options	9,72,970	19,08,547
Number of shares considered as weighted average shares and potential shares outstanding	57,34,63,181	57,33,06,887

23.2.21 Provision for Post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:

in Rs. crore
Particulars	Year ended March 31,
	2009	2008
Balance at the beginning	43	21
Provision recognized	39	46
Provision utilized	(7)	(24)
Balance at the end	75	43

Provision for post sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.22 Gratuity Plan

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
Particulars	As at
	March 31, 2009	March 31, 2008	March 31, 2007
Obligations at period beginning	217	221	180
Service Cost	47	47	44
Interest cost	15	16	14
Actuarial (gain)/ loss	–	(9)	–
Benefits paid	(23)	(21)	(17)
Amendment in benefit plans	–	(37)	–
Obligations at period end	256	217	221

Defined benefit obligation liability as at the balance sheet is wholly funded by the company

Change in plan assets
Plans assets at period beginning, at fair value	229	221	167
Expected return on plan assets	16	18	16
Actuarial gain	5	2	3
Contributions	29	9	52
Benefits paid	(23)	(21)	(17)
Plans assets at period end, at fair value	256	229	221

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	256	229	221
Present value of the defined benefit obligations at the end of the period	256	217	221
Asset recognized in the balance sheet	–	12	–

Assumptions
Interest rate	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	7.01%	7.92%	7.99%

in Rs. Crore
	Year ended March 31,
	2009	2008
Gratuity cost for the period
Service cost	47	47
Interest cost	15	16
Expected return on plan assets	(16)	(18)
Actuarial (gain)/loss	(5)	(11)
Plan amendment amortization	(4)	(4)
Net gratuity cost	37	30
Actual return on plan assets	21	20

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2009 and March 31, 2008 amounted to Rs.29 crore and Rs.33 crore, respectively and disclosed under "Current Liabilities".

The company expects to contribute approximately Rs.40 crores to the gratuity trust during fiscal 2010.

23.2.23.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

The company contributed Rs.137 crore and Rs.110 crore during the year ended March 31, 2009 and 2008 respectively.

23.2.23.b Superannuation

The company contributed Rs.52 crore and Rs.42 crore during the year ended March 31, 2009 and 2008 respectively.

23.2.24 Miscellaneous Income

Miscellaneous income of Rs. 36 crore during the year ended March 31, 2009 includes a net amount of Rs. 18 crore consisting of Rs. 33 crore received from Axon Group Plc, towards the inducement fee offset by Rs. 15 crore towards expenses incurred in relation to this transaction.

23.2.25 Cashflow statement

23.2.25.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs.2 crore as at March 31, 2009 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

23.2.25.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2009 include an amount of Rs.253 crore (Rs.161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		March 31, 2009	March 31, 2008

3	Fixed assets
	Depreciation & Amortization for the period
	Vehicles	0.57	0.36

7	Cash on Hand	0.01	–
23.2.7	Related party transactions
	Debtors- Infosys BPO s.r.o.	0.02	–
	Debtors- Infosys China	0.16	8.00
	Debtors- Infosys Consulting	0.34	–
	Debtors- Infosys Thailand	0.01	–
	Creditors- Infosys Mexico	(0.04)	–
	Advances - Infosys Sweden	0.06	–
23.2.13	Balances with scheduled banks
	- HDFC Bank - Unclaimed dividend account	0.46	–
	- Deutsche Bank - EEFC account in United Kingdom Pound Sterling	0.05	16.99
	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.06	0.01
	- ABN Amro Bank, Taiwan	1.49	0.23
	- Citibank NA, Singapore	7.17	0.02
	- Citibank NA, Thailand	0.54	0.31
	- Nordbanken, Sweden	0.05	0.89
	- Svenska Handelsbanken, Sweden	–	1.23
	- Deutsche Bank, Zurich, Switzerland	0.22	1.34
	- Deutsche Bank, Zurich, Switzerland US Dollar	0.05	–

Profit & Loss Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2009	2008

Profit & Loss	Provision for investment	1.95	(0.36)
12	Selling and Marketing expenses
	Printing & Stationery	0.99	1.16
	Office maintenance	0.34	0.39
	Computer maintenance	–	0.02
	Software Packages for own use	0.04	0.12
	Rates and Taxes	0.01	0.02
	Sales Promotion expenses	1.36	–
	Consumables	0.15	0.23
	Insurance charges	0.03	–
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.74	0.54
	Overseas group health insurance	0.48	(2.30)
	Visa charges others	2.72	0.59
	Auditor's remuneration :
	Statutory audit fees	0.62	0.64
	Others	–	0.11
	Certification Charges	0.05	0.05
	Out-of-pocket expenses	0.03	0.03
	Frieght Charges	1.07	0.76
23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.74	0.54
	Auditor's remuneration
	Statutory audit fees	0.62	0.64
	Others	–	0.11
	Certification Charges	0.05	0.05
	Out-of-pocket expenses	0.03	0.03
	Frieght charges	1.07	0.76
23.2.7	Related party transactions
	Revenue transactions
	Interest income - Infosys China	2.68	0.96
23.2.15	Profit on disposal of fixed assets, included in miscellaneous income	0.16	0.18
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	–	(0.01)
	Profit/(loss) on disposal of fixed assets, net	0.16	0.17

23.2.13	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.08	0.25
	- Citibank NA, Singapore	23.95	0.08
	- Citibank NA, Thailand	0.54	0.33

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2009	2008
Cash Flow	Profit/ loss on sale of fixed assets	0.16	0.17
Statement	Provisions for investments	1.95	(0.36)
	Proceeds on disposal of fixed assets	0.21	0.38

Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the year ended March 31, 2009 and 2008 :

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M Nilekani	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.30	0.07	0.55	0.92
	0.21	0.05	0.55	0.81
Chief Operating Officer
S D Shibulal	0.28	0.07	0.52	0.87
	0.20	0.05	0.53	0.78
Whole-time Directors
K Dinesh	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82

T V Mohandas Pai	0.36	0.09	2.14	2.59
	0.33	0.11	1.36	1.80

Srinath Batni	0.35	0.09	1.43	1.87
	0.31	0.08	0.88	1.27
Chief Financial Officer
V Balakrishnan	0.29	0.07	2.00	2.36
	0.26	0.08	0.29	0.63
Executive Council Members
Ashok Vemuri	1.99	–	2.05	4.04
	1.57	–	1.24	2.81

Chandra Shekar Kakal	0.26	0.06	1.26	1.58
	0.23	0.06	0.49	0.78

B.G. Srinivas	1.82	–	2.85	4.67
	1.67	–	1.40	3.07

Subhash B. Dhar	0.23	0.06	0.98	1.27
	0.18	0.05	0.32	0.55

Particulars of remuneration and other benefits of non-executive/ independent directors for the year ended March 31, 2009 and 2008 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.68	–	0.02	0.70
	0.56	–	0.01	0.57

Prof.Marti G. Subrahmanyam	0.71	–	0.25	0.96
	0.47	–	0.12	0.59

Dr.Omkar Goswami	0.58	–	0.03	0.61
	0.44	–	0.01	0.45

Claude Smadja	0.67	–	0.26	0.93
	0.42	–	0.20	0.62

Rama Bijapurkar	0.56	–	0.01	0.57
	0.44	–	0.01	0.45

Sridar A Iyengar	0.70	–	0.20	0.90
	0.46	–	0.09	0.55

David L. Boyles	0.69	–	0.21	0.90
	0.47	–	–	0.47

Jeffrey S. Lehman	0.63	–	0.22	0.85
	0.43	–	0.02	0.45

N R Narayana Murthy *	0.63	–	–	0.63
	0.50	–	–	0.50
* Non-executive chairman of the board and chief mentor.

Auditor's Report on Quarterly Financial Results and Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited ('the Company') for the quarter ended 31 March 2009 and the year to date results for the period from 1 April 2008 to 31 March 2009, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2009 as well as the year to date results for the period from 1 April 2008 to 31 March 2009.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
15 April 2009